IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

19900 MACARTHUR BOULEVARD

SUITE 1150

IRVINE, CALIFORNIA 92612

TELEPHONE: (949) 660-7700

FACSIMILE: (949) 660-7799

February 2, 2016

By EDGAR

Celeste Murphy, Esq.

Department of Corporate Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

RE:	ChineseInvestors.com, Inc.
File No. 000-54207

Dear Ms. Murphy:

This confirms our conversation of February 2, 2016 in which you agreed that ChineseInvestors.com, Inc. (“Registrant”) has until February 9, 2016 in which to file its response to the Commission’s comments in the letter dated January 11, 2016. Your accommodating us in the request is very much appreciated.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff

cc:     Mr. Brett Roper

Mr. Paul Dickman

William Mastrianna (by email)